A2Z Smart Technologies Announces Final Closing of its previously announced Private Placement for aggregate gross proceeds of CAD$8,344,043 and Completion of the Acquisition of 77.51% of Cust2Mate Ltd.

TEL AVIV, ISRAEL. November 16, 2020 - A2Z Smart Technologies Corp. **("A2Z"** or the **"Company") (TSXV:AZ) (OTCQX: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that it has closed its previously announced private placement (the "**Offering**") of subscription receipts. The Company has issued 13,350,460 subscription receipts which were, immediately prior to the closing of the acquisition (as defined below) automatically exercised into 13,350,460 units (the "**Units**") at a price of $0.625 per Unit for gross proceeds of CAD$8,344,043. Each Unit is comprised of one common share of the Company (a "**Common Share**") and one Common Share purchase warrant (each, a "**Warrant**"). Each Warrant entitles the holder thereof to purchase one additional Common Share at a price of $0.90 at any time prior to November 10, 2025.

In connection with the Offering, the Company paid finders' fees of $417,202 in cash (of which $360,727 was paid to Orion Underwriting).

All securities issued in connection with the Offering are subject to a four month and one day hold period expiring on March 11, 2021.

The Company is also pleased to announce that it has completed the acquisition of 77.51% of Cust2mate Ltd., (the "**Cust2Mate Shares**") a technology company specializing in smart shopping carts technology. The Cust2Mate Shares were purchased from Mr. Bentsur Joseph, who is also the Company's Chief Executive Officer and a director. The Company paid total consideration for the Cust2Mate Shares of US$1,566,000 from the proceeds of the Offering. Mr. Bentsur Joseph, no longer owns any securities of Cus2mate.

The Company intends to use the remaining proceeds of the Offering for product marketing, manufacturing, integration of the Cust2mate business and general corporate purposes.

About Cust2mate Ltd. - Cust2Mate is a technological company focused on providing retail automation solutions, in particular for large grocery stores, supermarkets and retail stores. Cust2Mate's primary product is the Cust2Mate system which incorporates a "smart cart" enabling

shoppers to checkout automatically without having to pass through the cashier, unload and reload their purchases by simply allowing the costumer to "pick&go".

About A2Z Smart Technologies, Inc.

A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
Instagram: a2z_smart_tech

On Behalf of the Company,

Bentsur Joseph, CEO